Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

The following is a transcript of an interview that was given by Jane Hunter to CNBC International’s Squawk Box Asia program on May 26, 2021:

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Jane Hunter:

We’ve got some great blue chip customers globally, Shell BP, BMW, IONITY, who have the largest DC charging network across Europe, Siemens, Nicola, the Ports, SSA Marine. Dealing now with mining and ALEKS the utility. So we do have a really very diverse blue chip customer base. The majority of our customers are currently charge-point operators.

So they’re the ones that operate a fleet of Charge Point everywhere, and then followed by that is probably fuel and utilities. So it’s a very diverse customer base in terms of expansion, we just want to continue to capture those top-tier customers, and compete at that global level to have that blue chip customer base.

Speaker 4:

Jane, forgive me for being blunt, but are you making money? Are you profitable? And if not, can you give us a roadmap as to how you’re going to chart out a course towards profitability?

Jane Hunter:

Yeah, absolutely no. Not currently profitable. It’s been a company that’s been in startup mode really for the last four to five years. So very typical company from startup seed funding, into growth funding. And now this next stage about growth into global, or into becoming a global corporation. Because of that, we’ve had investment of to date around 160 million AUD, and that investment has really been used to fund growth. So we have a global footprint. We have offices in Amsterdam, we have offices in Los Angeles, and then we have headquarters in Australia, and we have factories and warehouses at each of those sites. So you had to spend that money, to get to where we get to. And what we see is that, in early 2023, we’ll be positive EBITDA and free cash flow. So not too far off that.

Speaker 4:

Okay. 2023, we look forward to that day, Jane. Meantime, you’ve got about 400 million to play with in the back, so that’s great. And you’re going to use at least some of this money I understand, to beef up production in California for your US-base, startup a new facility in Europe, but for an Asia Pac, you’re going to continue making your fast chargers in Oz, in Brisbane I understand, does that include servicing the China market, which is the biggest EV market of them all.

Jane Hunter:

Yeah, it’s a great question. So you’re quite right. We will beef up the Los Angeles production, we made a few more lines there. We already have a facility in Torrance, we will open a new factory in Europe to service that market, because that is 70% of our revenue. We’ll continue to build out at Brisbane to service the Asia Pacific region, we’re very well placed there, to get straight out of there into all of our Asian markets. We sell into the Philippines, Thailand, India, so you know, we’re already working in those markets.

China is a more difficult market for us to compete with. Our on-the-ground Chinese enterprise in China... It’s a relatively low cost market, and it doesn’t have the same standards that we need to see, and here also specifications that are required for Europe and North America, those are quite expensive to achieve, and they have certain very high safety standards. So we don’t think we’ll compete in the low cost Chinese market.

We definitely see a role for Tritium chargers at the high-ends, so five star hotels developments. We sell into car showrooms where it’s really important to have that high-end product, and our products look beautiful and they have one of the narrowest footprints on the market. So we may well sell ware into those Mercedes showrooms, BMW showroom, Jaguar, Land Rover. So we see a role for us in China, but it will just be a different segment of the market.

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Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.